February 4, 2025

Via Edgar Transmission

Mr. Alan Campbell / Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Amendment No. 1 to Registration Statement on Form F-1 Filed on January 7, 2024 File No. 333-283643

Dear SEC Officers:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated January 14, 2025 on the Company’s Registration Statement filed on January 7, 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1

Management

Compensation of Directors and Executive Officers, page 140

1.	Please revise this section to provide compensation information for the year ended December 31, 2024.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 140 of the Registration Statement.

Exhibits

2.	Please revise the legal opinion filed as Exhibit 5.1 to cover the Representative’s Warrants.

Response: In response to the Staff’s comment, we have filed a legal opinion from Loeb & Loeb LLP as exhibit 99.6 to cover the legality of the Representative’s Warrants.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +1 310 7285129 or via email at lvenick@loeb.com.

Very truly yours

By:	/s/ Lawrence Venick
Lawrence Venick
Partner

cc:

David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited

Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited

Michael J. Blankenship, Esq., Winston & Strawn LLP